Monro Muffler Brake, Inc.

200 Holleder Parkway

Rochester, NY 14615

March 30, 2017

VIA EDGAR CORRESPONDENCE

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monro Muffler Brake, Inc.

Form 10-K for the Fiscal Year Ended March 26, 2016

Form 10-Q for the Quarterly Period Ended December 24, 2016

File No. 000-19357

Dear Ms. Raminpour:

On behalf of the Registrant, I am writing to acknowledge receipt of the Staff’s comments dated March 21, 2017 (the “Comment Letter”) to the above-referenced filings. This letter also confirms the extension of the period of time for us to respond to the Comment Letter to April 11, 2017, pursuant to the conversation between Beverly A. Singleton and our attorney, Alexander R. McClean at Harter Secrest & Emery LLP, on March 29, 2017.

We look forward to working with the Staff in connection with the Comment Letter.

Respectfully submitted,

/s/ Brian J. D’Ambrosia

Brian J. D’Ambrosia
Senior Vice President - Finance, Treasurer and Chief Financial Officer

cc:	Robert G. Gross - Executive Chairman

John W. Van Heel - Chief Executive Officer

Maureen E. Mulholland - General Counsel

Monro Muffler Brake, Inc. Audit Committee

Alexander R. McClean - Harter Secrest & Emery LLP

Christian M. Snyder

Darin Pellegrino